UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): October 6, 2016 (September 30, 2016)

FIG PUBLISHING, INC.

(Exact name of issuer as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

47-5336565

(I.R.S. Employer Identification No.)

599 Third St. Suite 211

San Francisco, CA 94107

(Full mailing address of principal executive offices)

Issuer’s telephone number, including area code: (415) 689-5789

Title of each class of securities issued pursuant to Regulation A:

Fig Game Shares – PSY2, a series of non-voting preferred stock, par value $0.0001 per share

Item 9. Other Events

On September 30, 2016 (the “Effective Date”), Fig Publishing, Inc. (“Fig”) and Fig’s parent company, Loose Tooth Industries, Inc. (“Loose Tooth”) entered into a loan and security agreement (the “Agreement”) with Silicon Valley Bank (“SVB”), under which Fig and Loose Tooth, individually and collectively, may, subject to the terms and conditions of the Agreement, borrow up to an aggregate of $1 million from SVB for use as working capital and for general business purposes. It is the intention of Fig and Loose Tooth that all or substantially all of the borrowed amounts be used in support of Fig’s business.

Pursuant to the Agreement, SVB shall (i) make up to two advances available to Fig and Loose Tooth (jointly and severally, the “Borrower”) in the aggregate principal amount of $750,000, between the Effective Date and December 31, 2016, and (ii) make one advance to the Borrower in the principal amount of $250,000, between the date upon which SVB confirms that the Borrower has received a fully executed term sheet evidencing an investment commitment to purchase at least $5 million of equity securities of the Borrower, and March 31, 2017 (such advances, collectively, the “Advances”).

The Borrower is required to repay SVB in thirty (30) equal monthly installments commencing April 1, 2017, plus monthly payments of accrued interest at a rate of 2% above the Prime Rate, as defined in the Agreement. The Advances are repayable in full on September 1, 2019 (the “Maturity Date”). Repayment of the Advances is secured by a first priority security interest in substantially all Borrower assets in favor of SVB, excluding intellectual property. The Borrower agreed to pay SVB a $5,000 commitment fee on the Effective Date, and a fee on the Maturity Date of 1% of the principal amount of all Advances made (the “Final Payment Fee”).

The Borrower has the option to prepay, in whole, the outstanding principal amount of the Advances, the Final Payment Fee, plus accrued and unpaid interest and all other sums due and payable to SVB, upon delivery of written notice to SVB at least ten (10) days prior to such prepayment.

The Agreement imposes certain restrictions on the Borrower and Borrower subsidiaries, including on their ability to (i) transfer, assign or dispose of their business or property, (ii) permit a Change in Control (as defined in the Agreement), merger or consolidation, (iii) incur any Indebtedness or Liens (as defined in the Agreement), (iv) maintain any Collateral Account (as defined in the Agreement), (v) issue or distribute capital stock or membership interests, make distributions or pay dividends (other than dividends paid by Fig on its preferred stock), (vi) enter into transactions with any affiliates except in the ordinary course of business and upon fair and reasonable terms that are no less favorable to the Borrower than would be obtained in an arm-length’s basis with a non-affiliate, (vii) permit any subordinated debt or make certain amendments to any document relating to such debt and (viii) fail to comply with certain governmental regulations which could reasonably be expected to have a material adverse effect on the Borrower. Each of these restrictions is subject to certain exceptions, as specified in the Agreement.

An event of default under the Agreement includes, among certain other events described in the Agreement, (i) any non-payment of Borrower obligations or of any credit extension, (ii) breach by the Borrower of any term or covenant in, or any material misrepresentation by the Borrower in, the Agreement, the Warrant (as defined below) or any related loan document, (iii) the occurrence of a Material Adverse Effect as described in the Agreement, (iv) insolvency or attachment of any material portion of Borrower assets, (v) a judgment against the Borrower in excess of a specified amount, (vi) a default by the Borrower resulting in the acceleration of indebtedness in excess of a specified amount, or any breach or default of any agreement that would result in a material adverse effect on the Borrower’s businesses or (vii) any Borrower subsidiaries generating 30% or more of the total revenue collected by the Borrower during any twelve (12) month period. Upon the occurrence of an event of default under the Agreement, all amounts become immediately due and payable and, among other rights, SVB may demand that the Borrower deposit with SVB at least 105% of the aggregate value of all domestic letters of credit remaining undrawn, and at least 110% of the aggregate value of all foreign letters of credit remaining undrawn.

2

In connection with the Agreement, Loose Tooth issued to SVB a ten-year warrant to purchase 104,529 shares of Loose Tooth’s common stock, par value $0.0001 per share (the “Loose Tooth Common Stock”), at $0.32 per share (the “Warrant”). Additionally, promptly following the first issuance by Loose Tooth of any convertible preferred stock (or other senior securities) (a “Subsequent Financing”), the shares of Loose Tooth Common Stock exercisable under the Warrant shall be recalculated to equal 0.6% of Loose Tooth’s then issued and outstanding Loose Tooth Common Stock, on a fully-diluted basis. Upon SVB’s advancement of in excess of $750,000 under the Agreement, the Warrant shall be fully exercisable for an additional 0.15% of Loose Tooth Common Stock (or in the case of a Subsequent Financing, 0.15% of the Loose Tooth Common Stock exercisable under the Warrant as recalculated above).

The Loose Tooth Common Stock exercisable under the Warrant is subject to customary adjustments in the event of stock dividends and splits, and contains protective provisions in the event of an acquisition of Loose Tooth. SVB shall be entitled to participate in distributions or dividends made by Loose Tooth to the same extent that it would have participated therein if it had held the number of shares of Loose Tooth Common Stock acquirable upon complete exercise of the Warrant.

The foregoing is a summary of the Agreement only, and is qualified in its entirety by reference to the Agreement itself, a copy of which is attached hereto as Exhibit 6.1.

In addition, on October 3, 2016, Fig received confirmation from the office of the Secretary of State of Delaware that the executed versions of its Second Amended and Restated Certificate of Incorporation, and its Amended and Restated Certificate of Designations for Fig Game Shares – PSY2, had been accepted by that office for filing on September 29, 2016. Copies of these final documents are attached hereto as Exhibits 2.1 and 3.1, respectively. Unexecuted, but otherwise substantially identical, forms of the documents had previously been included as exhibits to, and described in, Fig’s Offering Statement on Form 1-A, as amended and filed with the U.S. Securities and Exchange Commission as of August 11, 2016 and September 14, 2016, respectively.

In addition, on October 3, 2016, Fig and Double Fine Productions, Inc. finished executing the Amended and Restated License Agreement under which Fig shall publish the video game Psychonauts 2. A copy of this final document is attached hereto as Exhibit 6.2. An unexecuted, but otherwise substantially identical, form of the document had previously been included as an exhibit to, and described in, Fig’s Offering Statement on Form 1-A, as amended and filed with the U.S. Securities and Exchange Commission as of August 11, 2016.

Index to Exhibits

Exhibit No.	Description of Exhibit
2.1	Second Amended and Restated Certificate of Incorporation of Fig Publishing, Inc., filed September 29, 2016
3.1	Amended and Restated Certificate of Designations for Fig Game Shares – PSY2, filed September 29, 2016
6.1	Loan and Security Agreement among Silicon Valley Bank, Loose Tooth Industries, Inc. and Fig Publishing, Inc., dated as of September 30, 2016
6.2	Amended and Restated License Agreement between Double Fine Productions, Inc. and Fig Publishing, Inc., executed October 3, 2016

3

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIG PUBLISHING, INC.

Date: October 6, 2016	By:	/s/ Justin Bailey
Justin Bailey
Chief Executive Officer

4